UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No 11)*


                              Guilford Mills, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.02 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   401794 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]    Rule 13d-1(b)

         [ ]    Rule 13d-1(c)

         [X]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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       CUSIP No. 401794 10 2                           13G                           Page 2 of 5 Pages
                 -----------

------------------------------------    ----------------------------------    ---------------------------------


------- ---------------------------------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO.S OF ABOVE PERSONS (ENTITIES ONLY)

        Charles A. Hayes
------- ---------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                                                     (a) [ ]
                                                                                     (b) [ ]

------- ---------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY

------- ---------------------------------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
------- ---------------------------------------------------------------------------------------------------------
                                 5    SOLE VOTING POWER

                                      655,532
                                ----- --------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY    6    SHARED VOTING POWER

                                      700,000
                                ----- --------------------------------------------------------------------------
   OWNED BY EACH REPORTING       7    SOLE DISPOSITIVE POWER
         PERSON WITH
                                      651,728
                                ----- --------------------------------------------------------------------------
                                 8    SHARED DISPOSITIVE POWER

                                      873,217
------- --------------------------------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,528,749
------- --------------------------------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


------- --------------------------------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        8.16%
------- --------------------------------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

        IN
------- --------------------------------------------------------------------------------------------------------

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                                                               Page 3 of 5 Pages


Item 1(a).        Name of Issuer:
                  ---------------

                  Guilford Mills, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:
                  ------------------------------------------------

                  4925 West Market Street
                  Greensboro, N.C.  27407

Item 2(a).        Name of Person Filing:
                  ----------------------

                  Charles A. Hayes

Item 2(b).        Address or Principal Business Office or, if none, Residence:
                  ------------------------------------------------------------

                  4925 West Market Street
                  Greensboro, N.C.  27407

Item 2(c).        Citizenship:
                  ------------

                  United States of America

Item 2(d).        Title of Class of Securities:
                  -----------------------------

                  Common Stock, $.02 Par Value

Item 2(e).        CUSIP Number:
                  -------------

                  401794 10 2

Item 3.           Not Applicable

Item 4.           Ownership:
                  ----------

                  (a)      Amount Beneficially Owned:
                           --------------------------

                           1,528,749 shares (1) (2) (3) (4)

                  (b)      Percent of Class:
                           -----------------

                           8.16%

                  (c)      Number of Shares as to which such person has:
                           ---------------------------------------------

                           (i) Sole power to vote or direct the vote 655,532 (1) (2)
                           (ii) Shared power to vote or direct the vote 700,000 (3) (4)
                           (iii) Sole power to dispose or to direct the disposition of 651,728 (1)

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                                                               Page 4 of 5 Pages


                           (iv) Shared power to dispose or to direct the disposition of 873,217 (3) (4) (5)

                                       (1)      Includes 105,000 shares which
                                                Mr. Hayes has the right to
                                                acquire, under the Guilford
                                                Mills, Inc. 1991 Stock Option
                                                Plan, beneficial ownership of
                                                within 60 days as specified in
                                                Rule 13d-3(d)(1), promulgated
                                                under the Securities Exchange
                                                Act of 1934, as amended.

                                       (2)      Includes 3,804 shares held in
                                                Mr. Hayes' account pursuant to
                                                the Guilford Mills, Inc.
                                                Employee Stock Ownership Plan
                                                ("ESOP").

                                       (3)      Includes 700,000 shares held by
                                                a family limited partnership
                                                (the "FLP"). Mr. Hayes has a
                                                membership interest in a limited
                                                liability company (the "LLC"),
                                                whose other members are all
                                                relatives of Mr. Hayes, which
                                                serves as the sole general
                                                partner of the FLP.

                                       (4)      Includes 173,217 shares held by
                                                a grantor retained annuity trust
                                                (the "GRAT"). Mr. Hayes, as the
                                                settlor of the GRAT, has the
                                                right to substitute property of
                                                equivalent value in return for
                                                the shares held by the GRAT.

                                       (5)      Mr. Hayes has neither sole nor
                                                shared dispositive power with
                                                respect to shares held in his
                                                ESOP account.

Item 5.           Ownership of Five Percent or Less of a Class:
                  ---------------------------------------------

                  Not Applicable

Item 6.           Ownership of more than Five Percent on Behalf of Another
                  --------------------------------------------------------
                  Person:
                  -------

                  Subject to the terms of the limited partnership agreement of the FLP, (i) the FLP has the right to receive dividends from, and the proceeds from the sale of, the securities held by the FLP and (ii) the LLC has the power to direct the distribution of the assets in the FLP, including dividends from, and the proceeds from the sale of, the securities held by the FLP. Subject to the terms of the trust agreement relating to the GRAT, the trustee of the GRAT has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares held by the GRAT.

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                                                               Page 5 of 5 Pages


Item 7.           Identification and Classification of the Subsidiary Which
                  ---------------------------------------------------------
                  Acquired the Security Being Reported on By the Parent Holding
                  -------------------------------------------------------------
                  Company:
                  --------

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group:
                  ----------------------------------------------------------

                  Not Applicable

Item 9.           Notice of Dissolution of Group:
                  -------------------------------

                  Not Applicable

Item 10.          Certification:
                  --------------

                  Not Applicable


Signature:

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                    February 14, 2002
                                                    ---------------------------
                                                    Date

                                                    /s/ Charles A. Hayes
                                                    ---------------------------
                                                    Signature

                                                    Charles A. Hayes
                                                    ---------------------------
                                                    Name